The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL:(03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

08000518

RECEIVED
2008 FEB -1 A 8:

January 29, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Mitsui Trust Holdings
~~The Chuo Mitsui Trust and Banking Company, Limited~~
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

ESTABLISHMENT OF A SUBSIDIARY FOR ISSUANCE OF NON-DILUTIVE PREFERRED SECURITIES

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

PROCESSED
FEB 06 2008
THOMSON
FINANCIAL

Nobuaki Minei
Senior Manager
Global Finance Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

January 28, 2008

To Whom It May Concern:

Chuo Mitsui Trust Holdings, Inc.
Code No.: 8309

Establishment of a Subsidiary for Issuance of Non-dilutive Preferred Securities

Chuo Mitsui Trust Holdings, Inc. (The "Company") hereby announces that at a meeting of the board of directors on January 28, 2008, the Company resolved to establish a wholly owned subsidiary in Cayman Islands named CMTH Preferred Capital 6 (Cayman) Limited as a vehicle to issue preferred securities (the "Non-dilutive Preferred Securities")

The outline of the Non-dilutive Preferred Securities is described below. Detailed conditions of the Non-dilutive Preferred Securities will be determined hereafter. The issuance of the Non-dilutive Preferred Securities is expected to be included in our Tier 1 capital under the BIS capital adequacy requirements.

Issuer	CMTH Preferred Capital 6 (Cayman) Limited: SPC to be established under Cayman Law as a wholly owned subsidiary of Chuo Mitsui Trust Holdings, Inc. in Cayman Islands.
Type of Security	Japanese Yen denominated non-cumulative perpetual preferred securities. (No right to convert into the Company's common stock is granted)
Issue Amount	To be determined. (To be fixed at about 50 billion yen in proportion to the investors' demand trends).
Dividend Rate	To be determined
Use of Proceeds	To be applied to the capital reinforcement of the Company's subsidiary, The Chuo Mitsui Trust and Banking Co., Ltd.
Liquidation Preference	The Non-dilutive Preferred Securities are intended to provide holders with rights to liquidation preferences junior to the subordinated and general creditors of the Company, senior to the Company's common stock, and substantially similar to the Company's preferred stock.
Method of Offering	Private placement. (Nomura Securities Co, Ltd., Daiwa Securities SMBC Co, Ltd., Nikko Citigroup Ltd., and Shinko Securities Co, Ltd., will underwrite all of the Non-dilutive Preferred Securities at issue price and place them with qualified institutional investors.)

Note: The issuance is subject to valid notification and approval in accordance with the applicable laws and regulations.

For inquiries concerning this matter, please contact:
Chuo Mitsui Trust Holdings, Inc.
Public Relations Group
Planning and Coordination Department
Phone: 81-3-5232-8827

END